Exhibit 99.25

CONSENT OF FINANCIAL ADVISOR

TO:                          Northern Orion Resources Inc.
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission — Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Yukon Registrar of Securities
Northwest Territories Registrar of Securities
Nunavut Registrar of Securities

We refer to the notice and information circular dated July 20, 2007 (the “Circular”) of Northern Orion Resources Inc. (the “Company”).

We hereby consent to (i) the references to our name in the Circular as being the financial advisor of the Company and author of the fairness opinion dated June 27, 2007 addressed to the Board of Directors of the Company (the “Fairness Opinion”); (ii) the inclusion of extracts from or a summary of the Fairness Opinion; and (ii) the inclusion of a copy of the Fairness Opinion as an appendix to the Circular.

We confirm that we have read the Circular and have no reason to believe that there are any misrepresentations in the information contained in the Circular that is derived from our opinion referred to above or that is within our knowledge as a result of the services we performed in connection with such opinions.

DATED this 23rd day of July, 2007.

GMP SECURITIES L.P.

“Mark Wellings”
Authorized Signatory